UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature
Exhibit Index
Ex-99.1 Press release of Sterlite Industries (India) Limited dated April 3, 2013

Sterlite Industries (India) Limited

Other Events

Please find enclosed herewith a Press Release with regard to the Scheme of Arrangement between the Company, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited.

The Honourable High Court of Bombay, Goa Bench has approved the Scheme of Arrangement.

Exhibits

99.1	Press Release of Sterlite Industries (India) Limited dated April 3, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated April 3, 2013